Exhibit 99.6

October 15, 2004 Media Interviews on the Financial Performance of Wipro Limited
for the quarter ended September 30, 2004.

Dow Jones
Interviewee: Suresh Senapathy, Chief Finance Officer, Wipro Limited

Dow Jones: What are main reasons for your excellent results in this quarter?

Suresh Senapaty: The performance has been good because of good growth on both pricing and volumes. We have seen a 2.9% growth in the prices for our onsite projects. Volume increase has happened across all of our business verticals in our global IT businesses-TSP, Interops etc.

Our performance in the second quarter was driven by increased orders, and the trend is likely to continue in subsequent quarters. Operating profit margins in our software business were 27.5% during the July-September quarter.

Dow Jones: What is the outlook for the next quarter?

Suresh Senapaty: A salary hike was given on Sept. 1 to some of the employees of Wipro Technologies and the remaining employees will be given a hike during the current quarter. We expect to raise salaries of our employees in India by 15% to 18% during the October-December quarter.

Additionally, we will take a “non-cash charge” during the fiscal third quarter as we plan to offer stock options to our employees.

These incremental costs, coupled with the lower number of billable days during the quarter would lead to some contraction in margins.

Dow Jones: What do you propose to contain the margin squeeze?

Suresh Senapaty: The margin squeeze would be contained by increase in productivity of our operations and change in the mix of our offerings as we shall move to offering higher value services to our customers.

Dow Jones: What has been the impact of the outcry against outsourcing?

Suresh Senapaty: Despite the public outcry in the U.S. against outsourcing software work to low-cost countries such as India, the fact is there continues to be a steady demand for such services. Demand is mainly cost-driven, and we see that more and more customers are coming in.

Dow Jones: How many clients and employees did you add this quarter?

Suresh Senapaty: We added 34 new clients and recruited 5,546 employees during the July-September quarter - or nearly 15% of its 37,000-odd workforce as of Sept. 30 - amid good growth prospects for us.